Exhibit 99.2

REGULATED INFORMATION

INSIDE INFORMATION

Nyxoah Announces Closing of Nasdaq Initial Public Offering and Underwriters’ Full Exercise of Option to Purchase Additional Shares

Mont-Saint-Guibert, Belgium – July 8, 2021, 10:30pm CET / 4:30pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA), today announced the closing on July 7, 2021 of its initial public offering in the United States (the “Offering”) of 2,835,000 ordinary shares at a price to the public of US$30 per share for total gross proceeds of US$85.1 million before deducting underwriting discounts and commissions and estimated offering expenses. In addition, Nyxoah announced today that the underwriters of the Offering have exercised their option to purchase additional shares in full. The option to purchase additional shares granted to the underwriters was for the purchase of up to an additional 425,250 new ordinary shares, at the public offering price of US$30 per share, before underwriting discounts and commissions. This exercise will bring the total gross proceeds of the Offering to US$97.8 million before deducting underwriting discounts and commissions and estimated offering expenses. The closing of the exercise of the option to purchase additional shares is expected to occur on July 9, 2021, subject to the satisfaction of customary closing conditions.

Piper Sandler, Stifel and Cantor acted as joint book-running managers for the offering. Degroof Petercam acted as a co-manager.

A registration statement relating to the ordinary shares was filed with the Securities and Exchange Commission (“SEC”) and declared effective on June 30, 2021. This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification or publication of an offering prospectus under the securities laws of any such state or jurisdiction.

The offering of ordinary shares was made only by means of a prospectus. A copy of the final prospectus can be obtained from Piper Sandler & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, Minnesota 55402, by e-mail at prospectus@psc.com, or by phone at (800) 747-3924; Stifel, Nicolaus & Company, Incorporated at Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at (415) 364-2720, or by email at syndprospectus@stifel.com; or Cantor Fitzgerald & Co., Attention: Capital Markets, 499 Park Avenue, 4th Floor, New York, New York 10022; email: prospectus@cantor.com.

REGULATED INFORMATION

INSIDE INFORMATION

Forward-Looking Statements

This press release includes certain disclosures that contain “forward-looking statements,” including, without limitation, statements regarding the closing of the shares to be sold pursuant to the exercise of the option to purchase additional ordinary shares. Forward-looking statements are based on Nyxoah’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and could cause actual results to differ. Forward-looking statements contained in this announcement are made as of this date, and Nyxoah undertakes no duty to update such information except as required under applicable law.

IMPORTANT INFORMATION

No public offering will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, other than the United States, where any such action is required, including in Belgium. Belgian investors, other than qualified investors within the meaning of the Belgian Act of 11 July 2018 on the public offering of securities and the admission of securities to be traded on a regulated market, will not be eligible to participate in the offering (whether in Belgium or elsewhere). The transaction to which this press release relates will only be available to, and will be engaged in only with, in member states of the European Economic Area, persons falling within the meaning of Article 2(e) of Regulation (EU) 2017/1129 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market (the "Prospectus Regulation"), and in the United Kingdom, investment professionals falling within article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), persons falling within article 49 (2), (a) to (d) of the Order and other persons to whom it may lawfully be communicated. A listing prospectus will be prepared by Nyxoah in accordance with Article 3 of the Prospectus Regulation for the purpose of having the new ordinary shares, issued pursuant to the Offering and the exercise by the underwriters of their option to purchase additional ordinary shares, admitted to trading on Euronext Brussels.

Contacts:

Nyxoah

Fabian Suarez, Chief Financial Officer

corporate@nyxoah.com

+32 (0)10 22 24 55

Gilmartin Group

Vivian Cervantes

IR@nyxoah.com